                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   ___________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13d-2(a)
                               (Amendment No. 1 )


                           Wyndham International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, 0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   983101 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               William Bonn, Esq.
                    Senior Vice President and General Counsel
                          Beacon Capital Partners, Inc.
                                1 Federal Street
                                   26th Floor
                           Boston, Massachusetts 02110
                                 (617) 457-0400
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                With a copy to:

                             Gilbert G. Menna, P.C.
                          Goodwin, Procter & Hoar LLP
                                 Exchange Place
                          Boston, Massachusetts 02109
                                 (617) 570-1000


                                October 29, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

                         (Continued on following pages)

                              (Page 1 of 12 Pages)

------------------------------                      ----------------------------
CUSIP NO.    983101 10 6             13D/A               Page 2 of 12 Pages
------------------------------                      ----------------------------


--------------------------------------------------------------------------------
1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Beacon Capital Partners, L.P.
--------------------------------------------------------------------------------
2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  \ \
                                                              (b)  \x\
--------------------------------------------------------------------------------
3.

SEC USE ONLY

--------------------------------------------------------------------------------
4.

SOURCE OF FUNDS*             00

--------------------------------------------------------------------------------
5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)                                               \ \

--------------------------------------------------------------------------------
6.

CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7.

SOLE VOTING POWER

         0

--------------------------------------------------------------------------------
8.

SHARED VOTING POWER
          2,483,562 (see Item 5)

--------------------------------------------------------------------------------
9.

SOLE DISPOSITIVE POWER
         0

--------------------------------------------------------------------------------
10.

SHARED DISPOSITIVE POWER
         2,483,562 (see Item 5)

--------------------------------------------------------------------------------
11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,483,562 (see Item 5)

--------------------------------------------------------------------------------
12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    \x\

--------------------------------------------------------------------------------
13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             1.5%

--------------------------------------------------------------------------------
14.

TYPE OF REPORTING PERSON*
            PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                      ----------------------------
CUSIP NO.    983101 10 6             13D/A               Page 3 of 12 Pages
------------------------------                      ----------------------------


--------------------------------------------------------------------------------
1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           BCP Voting, Inc.
--------------------------------------------------------------------------------
2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  \ \
                                                              (b)  \x\

--------------------------------------------------------------------------------
3.

SEC USE ONLY

--------------------------------------------------------------------------------
4.

SOURCE OF FUNDS*             00

--------------------------------------------------------------------------------
5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(d) or 2(e)                                                       \ \

--------------------------------------------------------------------------------
6.

CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware

--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7.

SOLE VOTING POWER
         0

--------------------------------------------------------------------------------
8.

SHARED VOTING POWER
         12,432,072 (see Item 5)

--------------------------------------------------------------------------------
9.

SOLE DISPOSITIVE POWER
         0

--------------------------------------------------------------------------------
10.

SHARED DISPOSITIVE POWER
        12,432,072 (see Item 5)

--------------------------------------------------------------------------------
11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          12,432,072 (see Item 5)
--------------------------------------------------------------------------------
12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    \x\

--------------------------------------------------------------------------------
13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             6.9%

--------------------------------------------------------------------------------
14.

TYPE OF REPORTING PERSON*
            CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                      ----------------------------
CUSIP NO.    983101 10 6             13D/A               Page 4 of 12 Pages
------------------------------                      ----------------------------


--------------------------------------------------------------------------------
1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Beacon Capital Partners, Inc.

--------------------------------------------------------------------------------
2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  \ \
                                                              (b)  \x\

--------------------------------------------------------------------------------
3.

SEC USE ONLY

--------------------------------------------------------------------------------
4.

SOURCE OF FUNDS*            N/A

--------------------------------------------------------------------------------
5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(d) or 2(e)                                                  \ \

--------------------------------------------------------------------------------
6.

CITIZENSHIP OR PLACE OF ORGANIZATION
           Maryland

--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7.

SOLE VOTING POWER
         0

--------------------------------------------------------------------------------
8.

SHARED VOTING POWER
          17,760,104 (see Item 5)

--------------------------------------------------------------------------------
9.

SOLE DISPOSITIVE POWER
         0

--------------------------------------------------------------------------------
10.

SHARED DISPOSITIVE POWER
        17,760,104 (see Item 5)

--------------------------------------------------------------------------------
11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           17,760,104
--------------------------------------------------------------------------------
12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   \x\

--------------------------------------------------------------------------------
13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
             9.6%
--------------------------------------------------------------------------------
14.

TYPE OF REPORTING PERSON*
            CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                      ----------------------------
CUSIP NO.    983101 10 6             13D/A               Page 5 of 12 Pages
------------------------------                      ----------------------------


--------------------------------------------------------------------------------
1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
   Beacon Lodging, Inc.

--------------------------------------------------------------------------------
2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  \ \
                                                              (b)  \x\

--------------------------------------------------------------------------------
3.

SEC USE ONLY

--------------------------------------------------------------------------------
4.

SOURCE OF FUNDS*             00

--------------------------------------------------------------------------------
5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)                                        \ \

--------------------------------------------------------------------------------
6.

CITIZENSHIP OR PLACE OF ORGANIZATION
           Massachusetts

--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
--------------------------------------------------------------------------------
7.

SOLE VOTING POWER
         0

--------------------------------------------------------------------------------
8.

SHARED VOTING POWER
         2,844,470 (See Item 5)

--------------------------------------------------------------------------------
9.

SOLE DISPOSITIVE POWER

--------------------------------------------------------------------------------
10.

SHARED DISPOSITIVE POWER
         2,844,470 (See Item 5)

--------------------------------------------------------------------------------
11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,844,470

--------------------------------------------------------------------------------
12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   \x\

--------------------------------------------------------------------------------
13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
            1.7%

--------------------------------------------------------------------------------
14.

TYPE OF REPORTING PERSON*
            CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Amendment No. 1 to Schedule 13D

     This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") is filed by the undersigned to amend Schedule 13D, filed on July 13, 1999 (the "Original Filing"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Original Filing. Any reference to "this Schedule 13D" in the Original Filing or in this Amendment No. 1 shall refer to both the Original Filing and this Amendment No. 1.

ITEM 2.  IDENTITY AND BACKGROUND

     Item 2 (a) - (c), (f) is amended by replacing the first paragraph thereunder with the following:

     This statement is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (i) Beacon Capital Partners, L.P., a Delaware limited partnership ("Beacon LP"); (ii) BCP Voting Inc., a Delaware corporation ("BCP Voting"), as voting trustee for the Beacon Capital Partners Voting Trust; (iii) Beacon Capital Partners, Inc., a Maryland corporation ("Beacon"); and (iv) Beacon Lodging, Inc., a Massachusetts corporation ("Beacon Lodging").

     Item 2 (a) - (c), (f) is further amended by replacing the first sentence of the second paragraph thereunder with the following:

     Beacon LP, Beacon, and Beacon Lodging are principally engaged in the business of making investments in securities or assets of real estate properties or companies.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Item 3 is hereby amended by adding the following sentence to the end of the first paragraph thereunder:

     The term "Investors" shall include Beacon Lodging, except where explicitly stated otherwise.

     Item 3 is hereby further amended by adding the following thereto:

     On September 30, 1999 Wyndham distributed a payment-in-kind dividend on the Series B Preferred Stock (the "Dividend"). Thus Beacon LP received 7,678 shares of Series B Preferred Stock, convertible into 89,383 Shares, and BCP Voting received 17,915 shares of Series B Preferred Stock, convertible into 208,556 Shares, as dividends on their Series B Preferred Stock.

     On October 29, 1999, pursuant to the Contribution Agreement (the "Contribution Agreement") by and among Beacon, Beacon LP, Alan M. Leventhal, Lionel P. Fortin, and Fort Point Place, Inc., a Massachusetts corporation, dated as of October 29, 1999, Beacon contributed 244,340 shares of Series B Preferred Stock to Beacon Lodging in exchange for 100 shares of Class B Non-Voting Common Stock of Beacon Lodging and 9 shares of Class A Voting Common Stock of Beacon Lodging.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Item 5 is hereby amended to read as follows:

          (a) and (b). Pursuant to the Securities Purchase Agreement and the Dividend and including the shares of Series B Preferred Stock currently held by BCP Voting, Beacon Lodging, and Beacon LP, Beacon has obtained beneficial ownership of 1,525,593 shares of Series B Preferred Stock, convertible into 17,760,104 Shares. These 17,760,104 Shares would represent 9.6% of the Outstanding Shares (as defined below) if: (1) all of the 1,525,593 shares of Series B Preferred Stock held by BCP Voting, Beacon Lodging, and Beacon LP were converted into Shares; (2) none of the other outstanding shares of Series B Preferred Stock were converted into Shares; and (3) none of the shares of any other convertible security were converted into Shares. Beacon has shared voting and shared dispositive power with respect to such Shares.

     Pursuant to the Securities Purchase Agreement and the Dividend, Beacon LP has obtained direct beneficial ownership of 213,338 shares of Series B Preferred Stock, convertible into 2,483,562 Shares. These 2,483,562 Shares would represent 1.5% of the Outstanding Shares (as defined below) if: (1) all of the 213,338 shares of Series B Preferred Stock held by Beacon LP were converted into Shares;
(2) none of the other outstanding shares of Series B Preferred Stock were converted into Shares; and (3) none of the shares of any other convertible security were converted into Shares. Beacon LP has shared voting and shared dispositive power with respect to such Shares.

     Pursuant to the Voting Trust Agreement and the Dividend, BCP Voting has obtained direct beneficial ownership of 1,067,915 shares of Series B Preferred Stock, convertible into 12,432,072 Shares. These 12,432,072 Shares would represent 6.9% of the Outstanding Shares (as defined below) if: (1) all of the 1,067,915 shares of Series B Preferred Stock held by BCP Voting were converted into Shares; (2) none of the other outstanding shares of Series B Preferred Stock were converted into Shares; and (3) none of the shares of any other convertible security were converted into Shares. BCP Voting has shared voting and shared dispositive power with respect to such Shares.

     Pursuant to the Contribution Agreement, Beacon Lodging has obtained direct beneficial ownership of 244,340 shares of Series B Preferred Stock, convertible into 2,844,470 Shares. These 2,844,470 Shares would represent 1.7% of the Outstanding Shares (as defined below) if: (1) all of the 244,340 shares of Series B Preferred Stock held by Beacon Lodging were converted into Shares; (2) none of the other outstanding shares of Series B Preferred Stock were converted into Shares; and (3) none of the shares of any other convertible security were converted into Shares. Beacon Lodging has shared voting and shared dispositive power with respect to such Shares.

     By virtue of the Stockholders' Agreement and the relationships described herein, the Investors may be deemed to constitute a "group" within the meaning of Rule 13d-5(b) under the Exchange Act. As a member of a group, each Reporting Person may be deemed to share voting and dispositive power with respect to, and therefore beneficially own, the Shares beneficially owned by the members of the group as a whole. As of the date hereof, to the knowledge of the Reporting Persons, the Investors collectively beneficially own an aggregate of 10,170,599 shares of Series B Preferred Stock, convertible into 118,400,454 Shares. These 118,400,454 Shares would represent 41.4% of the Outstanding Shares (as defined below) if: (1) all of the 10,170,599 shares of Series B Preferred Stock held by the Investors were converted into Shares; (2) none of the shares of any other convertible security were converted into Shares. For purposes of calculating ownership percentages in this Schedule 13D, the number of "Outstanding Shares" includes (i) the 167,661,671 Shares outstanding, based on information contained in the Form 10-Q filed by Wyndham on November 15, 1999 and (ii) the Shares issuable upon conversion of the Series B Preferred Stock held by the Investor or Investors whose ownership is being measured, excluding for such purpose the Shares issuable upon conversion of any other shares of Series B Preferred Stock or other convertible securities. Each of the Reporting Persons expressly disclaims beneficial ownership of those Investors' Shares held by any other members of such group or of Shares held individually by certain directors or executive officers of certain of the Investors.

     All of the foregoing information as to number of Shares and percentage of the Outstanding Shares beneficially owned is set forth without giving effect to the accrual of dividends payable in additional shares of Series B Preferred Stock, other than the Dividend. In addition, as discussed above, the numbers of Shares listed above are each subject to reduction of up to 30% if the Series B Preferred Stock is redeemed by Wyndham with the proceeds of the Rights Offering, depending upon the participation in the Rights Offering.

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that a Reporting Person is the beneficial owner of any of the Shares other than those which such Reporting Person has acquired pursuant to the Securities Purchase Agreement, an Assignment, the Contribution Agreement, or the Dividend.

     (c) The responses to Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Item 6 is hereby amended by adding the following to read as follows:

     The responses to Items 3, 4, and 5 of this Schedule 13D and the Exhibits to this Schedule 13D are incorporated herein by reference.

     On October 29, 1999, Beacon LP and Beacon Lodging entered into a Joinder Agreement (the "Joinder Agreement") whereby Beacon Lodging agreed to be bound by any and all of the obligations of Beacon LP under the Shareholders' Agreement.

     Except for the agreements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationship (legal or otherwise) between the persons named in Item 2, and any other person, with respect to any securities of Wyndham including by not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     Item 7 is hereby amended by adding the following thereto:

     Exhibit 7: Joint Filing Agreement dated as of December 6, 1999 by and among the Reporting Persons.

     Exhibit 8: Joinder Agreement, dated as of October 29, 1999, by and among
                Beacon LP and Beacon Lodging.

                  [Remainder of page intentionally left blank]

                                   SIGNATURES

     After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to it is true, complete and correct.

                            BEACON CAPITAL PARTNERS, L.P.

                            By:    Beacon Capital Partners, Inc.,
                                   as general partner

                                   By:  /s/ Lionel P. Fortin
                                        --------------------------------
                                        Lionel P. Fortin
                                        President and Chief Operating Officer


                            BCP VOTING, INC.

                            By:    /s/ Lionel P. Fortin
                                   --------------------------------
                                   Lionel P. Fortin
                                   President

                            BEACON CAPITAL PARTNERS, INC.

                            By:    /s/ Lionel P. Fortin
                                   --------------------------------
                                   Lionel P. Fortin
                                   President and Chief Operating Officer


                            BEACON LODGING, INC.

                            By:    /s/ Lionel P. Fortin
                                   -----------------------------------
                                   Lionel P. Fortin
                                   President

                                   SCHEDULE A

     Schedule A is hereby amended to read as follows:

     The name, business address, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Beacon, Beacon Lodging, and BCP Voting is set forth below. If no business address is given, the director's or officer's address is c/o Beacon Capital Partners, Inc., One Federal Street, 26th Floor, Boston, Massachusetts 02110. All individuals listed below are citizens of the United States of America unless otherwise stated.



                                    Present Principal Occupation
                                    or Employment and
                                    Principal Business and Address of
Name and                            Corporation in Which Employment is
Business Address                    Conducted
------------------------------      -----------------------------------


Alan M. Leventhal(1)(2)             Chairman of the Board of Directors and
                                    Chief Executive Officer of Beacon

Lionel P. Fortin(1)(2)              President, Chief Operating Officer, and
                                    Director of Beacon

William A. Bonn(2)                  Senior Vice President and General Counsel
                                    of Beacon

Jeremy B. Fletcher                  Senior Vice President of Beacon and Chief
                                    Executive Officer of Beacon Capital
                                    Partners West, a division of Beacon

John Halsted                        Senior Vice President of BCP and Chief
                                    Investment Officer of Beacon Venture
                                    Partners, Inc.

Douglas S. Mitchell                 Senior Vice President-Development of Beacon

Erin R. O'Boyle                     Senior Vice President and Chief Investment
                                    Officer of Beacon

Randy J. Parker                     Senior Vice President and Chief Financial
                                    Officer of Beacon

E. Valjean Wheeler                  Senior Vice President of Beacon and Chief
                                    Executive Beacon Capital Partners Central, a division of Beacon

Thomas Ragno                        Senior Vice President-Management and
                                    Leasing of Beacon

Stephen T. Clark(1)                 President of Cypress Realty, Inc.
                                    (principally engaged in real estate
                                    investment),1800 West Loop South,
                                    Houston, Texas 77027; Director
                                    of Beacon

Steven Shulman(1)                   Managing Director of Latona Associates, Inc.
                                    (principally engaged in investment banking),
                                    Liberty Lane, Hampton, New Hampshire 03842;
                                    Director of Beacon

Scott M. Sperling(1)                Managing Director of Thomas H. Lee Company
c/o Thomas H. Lee Company           (principally engaged in venture capital
75 State Street, Suite 2600         investment), 75 State Street, Suite 2600,
Boston, Massachusetts 02109         Boston, Massachusetts 02109;
                                    Director of Beacon

Robert M. Melzer(1)                 Director of Beacon
61 Monmouth Street
Brookline, Massachusetts 02446






(1)  Director of Beacon and BCP Voting
(2)  Director of Beacon Lodging